Exhibit 1.01

Kingold Jewelry Inc.

Conflict Minerals Report

For the Year Ended December 31, 2015

This is the Conflict Minerals Report (the “Report”) of Kingold Jewelry, Inc. (“Kingold” or the “Company”) for the year ended December 31, 2015 (the “Calendar Year”) in accordance with Rule 13p-1 (“Rule 13p-1,” or the “Rule”) under the Securities Exchange Act of 1934, as amended (the “1934 Act”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. “Conflict minerals” refer to cassiterite (i.e., tin), columbite-tantalite (i.e., tantalum), gold, wolframite (i.e., tungsten), or any other minerals or their derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”).

In accordance with the Rule, Kingold undertook due diligence to determine the Conflict Minerals status of the necessary Conflict Minerals used in components for manufacturing Kingold’s 24-karat gold jewelry and Chinese ornament products. In conducting its due diligence, Kingold applied guidance from the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the related supplements on gold, tin, tantalum and tungsten (collectively, “OECD Guidance”), an internationally recognized due diligence framework.

Kingold has determined in good faith from its due diligence efforts that for the Calendar Year, Conflict Minerals used in components for manufacturing Kingold’s products are “DRC conflict undeterminable”.

The report presented herein is not audited as the Rule provides for a temporary two-year period for all companies and four-year period for smaller reporting companies, if a registrant’s products are “DRC conflict undeterminable,” the Report is not subject to an independent private sector audit.

Kingold Jewelry Inc. will follow and comply with any change on the Rule on a continuous basis, and adopt any appropriate measures.

1.	Introduction

This Conflict Minerals Report provides a description of the measures that the Company has taken to exercise due diligence with respect to the Conflict Minerals contained in Kingold’s branded and customized products under instructions of its customers that Kingold manufactured either internally or through contractual arrangement with third-party manufacturers (contract to manufacture) during the Calendar Year.

The objective of the Company’s due diligence measures is to identify the source and chain of custody of the Conflict Minerals used in its branded and customized products manufactured internally or contract to manufacture during 2015.

Based upon the analysis of its products and supply chain, Kingold has determined that gold is the only type of Conflict Minerals contained in all the products that Kingold internally manufactures and contracts to manufacture through agreement with third-party manufacturers. Kingold sources all gold from Shanghai Gold Exchange (the “Exchange”) for its branded products. Customers source the gold either from the Exchange or local refinery and supply to Kingold for customized product manufacturing. Gold sourced from the Exchange is marked with the identity of the refineries.

As stated in the Form SD, Kingold is unable to determine the origin of the gold in its products and therefore cannot exclude the possibility that some gold may have originated in the Covered Countries. For that reason, Kingold is required under the Rule to submit this Report to the SEC as an Exhibit to the Form SD.

2.	Design of the Company’s Due Diligence Measures

Kingold designed its due diligence measures to conform in all material aspects with the OECD Guidance.

2.1	Due Diligence Performed by the Company

Step 1. Establish Company Management System

Kingold established a working group (the “Working Group”) to manage the Company’s Conflict Minerals management program. The Working Group consists of representatives from departments across the Company, including investment, finance and legal affairs. Members of the Working Group and the Company’s Chief Financial Officer held a kick-off meeting to understand the requirements of the Rule, the objectives of the Conflict Minerals management program and the expectations of the due diligence measures.

Kingold has developed a series of procedures as guidance for the Working Group to perform all necessary work in order to trace the origins of the Conflict Minerals in its products. The procedures include identification of refineries, reasonable country of origin inquiry, due diligence, governance and future enhancements.

Kingold has adopted a Conflict Minerals Policy, which sets forth the Company’s value and commitment towards the tracing of Conflict Minerals origins. The Conflict Minerals Policy is as follows:

Kingold Jewelry Inc.

Conflict Minerals policy

Kingold Jewelry Inc. (“Kingold”) is committed to become a socially responsible and ethical business that respects human rights and condemn any conduct that violates.

The rules (“the Rule”) of Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act require all US-listed registrants to disclose origins of the “Conflict Minerals” used in their products. “Conflict minerals” refer to cassiterite (i.e. tin), columbite-tantalite (i.e. tantalum), gold, wolframite (i.e. tungsten), or any other minerals or their derivatives determined by the Secretary of State to be financing conflict in the Covered Countries1.

Kingold is aware that “Conflict Minerals” may directly or indirectly finance the armed groups in the “Covered Countries” through trading, and acknowledges and supports the goal of the rule to disclose origin of the “Conflict Minerals”. In order to meet the requirements of the Rule, Kingold has started to develop the procedures that are necessary to analyse its products, and investigate the origins of the “Conflict Minerals” used in its products. Currently, gold is the “Conflict Minerals” contained in Kingold’s products.

Kingold sources gold from Shanghai Gold Exchange (the “Exchange”), or receives gold from its customers for customized products. Kingold endeavors to trace the origins of gold sourced from the Exchange, and actively communicate with its customers regarding the requirements of the Rule and seek their cooperation to assist Kingold in the identification of gold origins.

Kingold’s actions to trace the origins of “Conflict Minerals” demonstrate its commitment of responsible and ethical practice, and will continue to do so by adhering to the underlying SEC rules and other applicable regulations on “Conflict Minerals”.

1 Covered countries include Democratic Republic of the Congo (DRC), Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

Step 2. Assessment of Risk in the Company’s Supply Chain

The Working Group evaluated the risk of channels where gold is processed at Kingold for manufacturing. Currently, there are two channels where Kingold receives gold: (i) collected from the Exchange and (ii) supplied by Kingold’s customers.

During the reasonable country of origin inquiry (as described in the Form SD), the Working Group has made inquiries with the bank vaults and the Warehouse from which Kingold has collected gold in 2015, to identify the refineries associated with the gold in Kingold’s products in the same period. The bank vaults and the Warehouse have disclosed the name of two major refineries (namely Rand Refinery (PTY) Ltd and Argor-Heraeus SA) which provided most of the gold supply, but could not confirm if all the gold used in Kingold’s products was from those two refineries. Due to the limited information provided by the bank vaults and the Warehouse, Kingold was unable to identify the name of all gold refineries which produced gold used in Kingold’s products in the Calendar Year.

Regarding customized product, old supplied by customers is sourced from either the Exchange or local refineries. Because of limited information provided by the relevant customers, Kingold was unable to identify the name of local refineries pertained to customized products and whether there was a mixture of recycled gold and raw ore.

As a result of the inquiry and the assessment, for gold sourced from the Exchange either by Kingold or Kingold’s customers, the Company noted that: (i) information marked on gold leads to the identification of the refineries; (ii) some gold used in its products may not originate from the Covered Countries; (iii) the Exchange, as the only authorized platform for gold trading in China and under regulation of the central bank, has the database recording movement of all gold traded.

Kingold compared the names of the two identified refineries against the CFSI list of certified smelters to confirm whether the refineries are in the list or not.

Step 3. Design and Implementation of Strategies to Respond to Identified Risks

Based on the results of the inquiries and the assessment, Kingold clarified the movement of gold from the Exchange and has developed several methods to investigate the list of refineries that have produced the gold used in Kingold’s products.

Kingold is in process of creating a database of refineries whose gold is used in its products by requesting refinery certificate from the bank vaults and the Warehouse on each batch it collects. For the purpose of due diligence in the future, Kingold has developed conflict minerals reporting template by reference to the standard reporting established by the Conflict-Free Sourcing Initiative (CFSI). Regarding customized products, Kingold will ask its customers to provide the following information, as appropriate, to conduct due diligence:

•	refinery certificates from bank vaults and the Warehouse if gold is delivered from the Exchange

•	the name of local refineries.

Step 4. Independent Third-Party Audits of Company’s Supply Chain

Kingold has no direct business relationships with refineries and does not perform or direct audits of these entities within its supply chain. Kingold relies on certain industry initiatives, such as the Conflict-Free Smelter Programs, for independent third-party audit information.

Step 5. Reporting on Supply Chain Due Diligence

With the preparation and submission of this Conflict Minerals Report, the Company has provided a public report of its due diligence measures with regard to the sourcing of Conflict Minerals. A copy of this report is publicly available at www.kingoldjewelry.com.

3.	Results of Due Diligence

Based on the inquiries made to the bank vaults and the Warehouse and after exercising the due diligences measures described above, Kingold could not, with respect to the information gathered, form a basis for a reasonable belief that none of the gold used in its branded and customized products originated in the Covered Countries.

The bank vaults and the Warehouse have disclosed the name of two major refineries (namely Rand Refinery (PTY) Ltd and Argor-Heraeus SA) which provided most of the gold supply. Kingold noted that these two identified refineries are on the list of CFSI’s certified Conflict Free Smelters (CFS). Since the bank vaults and the Warehouse have already archived most of their past records, they could not provide the details of refineries pertained to gold used in Kingold’s products in 2015. Because of passage of time, Kingold was unable to identify the name of local refineries pertained to customized products

As such, the Company has concluded that the gold used in the branded and customized products is “DRC conflict undeterminable.”

4.	Steps to be Taken to Mitigate Risks

In the coming years, Kingold will take the following steps, along with the due diligence measures described above, to improve its Conflict Minerals management program and to further mitigate risks that gold used in Kingold’s branded and customized products may directly or indirectly finance armed groups in the Covered Countries:

•	To request for refinery certificate from the bank vaults and the Warehouse on each collection of gold, and update its database of refineries on a regular basis;

•	To include a Conflict Minerals clause in business agreement with Kingold’s customers for customized products, request for the source and origins of gold from customers on each supply of gold.